SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AmBev

Corporate Taxpayers’ Identification (CNPJ/MF) # 02.808.708/0001-07
Companies Registrar (NIRE) # 35.300.157.770
Publicly-Traded Company

               AmBev and its management received with great indignation the article published in the Brazilian magazine IstoÉ Dinheiro, edition # 341, under the title “Cerveja Quadrada”. The article irresponsibly insinuates that AmBev’s management would have used privileged information for its own benefit, causing losses to the pension fund of Banco do Brasil`s employees - Previ.

               To bring out the truth of the facts, it is fundamental to clarify the following:

1.

Mr. Marcel Herrmann Telles performed two preferred shares sales, on June 6 and 10, 2003, totaling 156 million preferred shares sold at an average price of R$ 595.70 per thousand shares. Funds raised from these transactions were FULLY used to reinvest in shares issued by the Company, as part of the Stock Ownership Plan, strictly under its regulation.

2.

Such information, as well as all other information regarding the stock interest of the company’s management and controlling shareholders, as established in the applicable regulation and previously defined in the Manual of Policies for Trading Securities Issued by AmBev, is monthly informed to CVM (Brazil’s Securities Commission) and SEC (U.S. Securities and Exchange Commission) and by those disclosed in an absolutely transparent way.

3.

It was already clarified to the Brazilian Securities Commission, by means of a written notice submitted last week, that negotiations with Interbrew started in October 2003, several months after the sale of above-mentioned shares.

4.

During 2003 Carnival holidays, mentioned in the article, approximately 50 market analysts specialized in the brewing industry and several brewers’ managers were in Brazil, including one of Interbrew’s managers who had previously visited AmBev and its management in 1999 and 2002, at least. At that time, no discussions related to any kind of association between AmBev and Interbrew were conducted.

5.

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has been a traditional investor of the company for over a decade (considering its interest in Brahma, prior to the creation of AmBev). According to available information, Previ reduced its interest of 3.5 billion preferred shares issued by AmBev in December 2000 to 3.3 billion preferred shares. Consequently, the statement saying that Previ would have increased its number of AmBev shares during the period is also incorrect.

               We regret, therefore, the content of the article, and reaffirm our permanent commitment with transparency and ethics in conducting the business and managing AmBev.

São Paulo, March 15, 2004.

Luis Felipe P. Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.